KW 3/9

[redacted]

13014033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentry Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 North Point Drive
(No. and Street)

Stevens Point,	Wisconsin	54481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Olsen — 715-346-7533 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 East Wisconsin Avenue	Milwaukee,	WI	53202-5337
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

SENTRY EQUITY SERVICES, INC.

Financial Statements and Schedules

December 31, 2012

(With Report of Independent Registered Public Accounting Firm
and Report of Independent Registered Public Accounting Firm on
Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5)

OATH OR AFFIRMATION

I, Mark R. Hackl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentry Equity Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA KURZINSKI
NOTARY PUBLIC
STATE OF WISCONSIN

Signature

President

Title

Notary Public : Commission expires November 9, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KPMG LLP
Suite 1500
777 East Wisconsin Avenue
Milwaukee, WI 53202-5337

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sentry Equity Services, Inc.:

We have audited the accompanying financial statements of Sentry Equity Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Sentry Equity Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Milwaukee, Wisconsin
February 25, 2013

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	59,975
Prepaid expenses		17,251
Total assets	$	77,226

Liabilities and Stockholder's Equity

Liabilities:		
Intercompany tax expense payable	$	1,051
Intercompany payable		10,094
Total liabilities		11,145
Stockholder's equity:		
Common stock, $10 par value. Authorized 1,000 shares; issued and outstanding 720 shares		7,200
Additional paid-in capital		752,800
Accumulated deficit		(693,919)
Total stockholder's equity		66,081
Total liabilities and stockholder's equity	$	77,226

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

Year ended December 31, 2012

Income:		
Distribution and management fees	$	57,002
Interest		59
Total income		57,061
Expenses:		
Employee compensation and benefits		16,469
Licenses and fees		18,598
Printing and stationery		1,023
Management fees		12,309
Other		11,726
Total expenses		60,125
Loss before federal income tax benefit		(3,064)
Federal income tax benefit		1,072
Net loss	$	(1,992)

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, December 31, 2011	$	7,200	752,800	(691,927)	68,073
Net loss		—	—	(1,992)	(1,992)
Balance, December 31, 2012	$	7,200	752,800	(693,919)	66,081

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(1,992)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(2,491)
Change in intercompany payable/receivable due to/from affiliated company		228
Change in federal income tax payable/receivable due to/from affiliated company		(2,666)
Net cash used in operating activities		(6,921)
Cash, beginning of year		66,896
Cash, end of year	$	59,975

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

December 31, 2012

(1) Nature of Business

Sentry Equity Services, Inc. (the Company) is a wholly owned subsidiary of Sentry Insurance a Mutual Company (SIAMCO) and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations were limited to the underwriting of, interests in, or participations in SIAMCO's life insurance subsidiary separate accounts. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and on October 13, 2003 for variable life annuities.

(2) Significant Accounting Policies

Distribution fees and interest income are recorded when earned. Expenses are accrued and expensed when incurred. Cash represents an amount on deposit with a bank.

The Company participates in a General Expense Allocation Agreement as a wholly owned subsidiary of SIAMCO. Expenses allocated of $17,476 for the year ended December 31, 2012 were based on time and usage studies that are updated at least annually by the Company and SIAMCO. Expenses that were not allocated totaled $42,649 for the year ended December 31, 2012, which included $12,000 of legal and marketing expenses provided by SIAMCO.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

The Company files a consolidated federal income tax return with SIAMCO. In accordance with the intercompany tax allocation policy, the Company pays to or receives from SIAMCO amounts equivalent to the federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercompany Tax Allocation Agreement, the Company received $1,300 during the year ended December 31, 2012. The Company receives tax credits from SIAMCO to the extent current tax credits are available to the consolidated tax return group. As there are no differences between the bases of assets and liabilities for financial and tax reporting purposes, no deferred income taxes have been recorded.

(4) Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At December 31, 2012, the Company had net capital of $48,830, which was $43,830 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.23 to 1 at December 31, 2012, which did not exceed the 15 to 1 limit under the Rule.

(Continued)

(5) Related-Party Transactions

As exclusive underwriter and broker-dealer for the sale of variable annuities and variable universal life policies for SIAMCO affiliates, the Company received $12,002 in distribution fees from variable annuity policies underwritten for the year ended December 31, 2012.

The Company receives management fees from an affiliate of SIAMCO for which it provides underwriting and broker-dealer services. The management fee is discretionary and is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Management fees of $45,000 are included in company income for the year ended December 31, 2012. This same affiliate of SIAMCO is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

The Company has no direct employees. It utilizes services provided by employees of SIAMCO. The Company participates in an expense allocation system with certain affiliated companies. See also paragraph two of Note 2.

(6) Subsequent Events

In connection with the preparation of the financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2012 through February 25, 2013, which was the date the financial statements were issued.

Schedule I

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Stockholder's equity	$	66,081
Less nonallowable assets:		
Prepaid expense		17,251
Net capital		48,830
Less net capital requirement		5,000
Net capital in excess of required amount	$	43,830
Aggregate indebtedness:		
Total liabilities	$	11,145
Aggregate indebtedness	$	11,145
Percentage of aggregate indebtedness to net capital		23%

Reconciliation under Rule 17a-5(d)(4):
No differences exist between the preceding computation of net capital and the unaudited Focus Report IIA of Form X-17A-5 as of December 31, 2012.

See accompanying independent auditors' report.

Schedule II

SENTRY EQUITY SERVICES, INC.

Statement for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)1 of that rule.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1500
777 East Wisconsin Avenue
Milwaukee, WI 53202-5337

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Sentry Equity Services, Inc.:

In planning and performing our audit of the financial statements of Sentry Equity Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2013